NEWS RELEASE

New York - AG	July 18, 2024
Toronto - AG
Frankfurt - FMV

First Majestic Produces 5.3 Million AgEq Oz in Q2 2024 Consisting of 2.1 Million Silver Ounces and 39,339 Gold Ounces; Announces Updated 2024 Production and Cost Guidance and Conference Call Details

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") announces that total production in the second quarter of 2024 from the Company's three producing mines in Mexico, the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, reached 5.3 million silver equivalent ("AgEq") ounces, consisting of 2.1 million silver ounces and 39,339 gold ounces. The Company's financial results for the second quarter of 2024 are scheduled to be released on Thursday, August 1, 2024.

Q2 2024 HIGHLIGHTS

• Increased Production: Total production in Q2 2024 consisted of 2,104,181 silver ounces and 39,339 gold ounces, representing a 7% and 9% increase, respectively, when compared to Q1 2024. Silver equivalent production for the quarter was 5.3 million ounces, representing a 2% increase compared to Q1. The silver equivalent (Silver:Gold) ratio in Q2 2024 decreased 10% to 81:1 compared to 88:1 in Q1 2024 due to the silver price outperforming the gold price. While higher silver prices positively impact revenue, the reported silver equivalent production is impacted when silver outperforms gold.

• La Encantada Increased Production: Since successfully identifying a water source in Q1 2024, water inventory and processing rates at La Encantada have increased significantly leading to a 28% increase in silver production through the second quarter. Plant ore throughput rates are expected to return to targeted levels of approximately 3,000 tonnes per day ("tpd") in Q3 2024.

• Santa Elena's Robust Production Continues: Production during the second quarter at Santa Elena totaled 2.6 million AgEq ounces, representing a 13% increase compared to Q1 and is on track to exceed the Company's original annual production guidance plan (see updated guidance section below).

• Conversion to Liquefied Natural Gas ("LNG") at San Dimas: To provide an additional, more reliable and lower carbon emission power option at San Dimas, management has launched a process at San Dimas to replace the diesel backup power generation plant with LNG. The main source of power at San Dimas remains cost efficient hydroelectricity sourced from Las Truchas, the Company's 100%-owned and operated hydroelectric power generation facility.

• Safety Performance: In Q2 2024, the consolidated Total Reportable Incident Frequency Rate ("TRIFR") remained strong at 0.48, well below the Company's target key performance indicator ("KPI") of <0.90, while the Lost Time Incident Frequency Rate ("LTIFR") remained positive at 0.12 and below the Company's target KPI of <0.30 for 2024.

• 2023 Sustainability Report: The Company released its third Sustainability Report, accompanied by the Company's first analyst-focused Sustainability Data Download containing detailed quantitative data, allowing investors to easily compare First Majestic's key sustainability metrics across time periods.

• Sustainability: Continued improvement in the Company's ESG ratings with ISS ESG, achieving performance in the top 40% of the industry in both Environmental and Social categories, reflecting our carbon footprint reduction and community involvement initiatives.

• Up to 22 Active Drill Rigs: The Company completed a total of 47,447 metres ("m") of drilling across its mines in Mexico during the second quarter, representing a 31% increase compared to the previous quarter. Throughout the second quarter, up to 22 drill rigs were active consisting of 13 rigs at San Dimas, eight rigs at Santa Elena and one rig at La Encantada.

"Consistent with our plans, our operations delivered a robust quarter, and we are well-positioned for a strong second half of 2024", said Keith Neumeyer, First Majestic's President & CEO. "We are extremely pleased with the production trajectory at Santa Elena, allowing us to revise our guidance upwards on the back of increased throughput and significantly higher gold grades. Additionally, production ramp up at La Encantada demonstrated that the water issues are now behind us with production in H2 expected to return to historical levels."

Production Details Table:

Q2	Q2	Y/Y		Q1	Q/Q
2024	2023	Change	Consolidated Production Results	2024	Change
674,570	733,170	(8)%	Ore processed/tonnes milled	588,651	15%
5,289,439	6,320,971	(16)%	Total production - Silver equivalent ounces	5,162,283	2%
2,104,181	2,633,411	(20)%	Silver ounces produced	1,975,176	7%
39,339	45,022	(13)%	Gold ounces produced	35,936	9%

Quarterly Mine-by-Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
Santa Elena	256,427	2,818	69	3.52	66%	94%	376,947	27,176	2,580,497
San Dimas	183,188	2,013	210	2.15	92%	95%	1,141,906	12,043	2,114,072
La Encantada	234,955	2,582	129	0.01	60%	90%	585,329	46	589,060

1. Certain amounts shown may not add exactly to the total amount due to rounding differences.

2. The Ag:Au ratio used in the calculation of silver equivalent ounces was 81:1.

Santa Elena Silver/Gold Mine:

• Santa Elena produced 2.6 million AgEq ounces, consisting of 376,947 silver ounces and 27,176 gold ounces, representing an increase of 6% and 25%, respectively, when compared to the previous quarter. The strong increase in production is primarily due to an increase in ore processed rates and higher gold grades.

• The mill processed a total of 256,427 tonnes of ore, a 14% increase compared to the previous quarter, containing average silver and gold head grades of 69 g/t and 3.52 g/t, respectively.

• Silver and gold recoveries averaged 66% and 94%, respectively, during the quarter. Metallurgical recoveries remained strong due to the continuous operational optimization of the new dual-circuit plant, enabling higher throughput in the mill while maintaining strong metal recoveries.

• During the quarter, a total of eight drill rigs consisting of six surface rigs and two underground rigs completed 15,591 metres of drilling on the property, representing a 57% increase when compared to the prior quarter (9,911 metres).

San Dimas Silver/Gold Mine:

• San Dimas produced 2.1 million AgEq ounces during the quarter, consisting of 1,141,906 silver ounces and 12,043 gold ounces, representing a decrease of 2% and 11%, respectively, when compared to Q1 2024. The decrease in production is primarily due to a decrease in fresh ore processed largely as a result of the ongoing labour relations negotiations that the Company is actively conducting with the unionized workers. Management is optimistic about reaching an agreement in the near-term and expects production at San Dimas to increase once that agreement has been reached.

• The mill processed a total of 183,188 tonnes of ore with average silver head grades of 210 g/t and gold head grades of 2.15 g/t, representing a decrease of 5% and 12%, respectively, when compared to the previous quarter.

• Silver and gold recoveries during the second quarter averaged 92% and 95%, respectively, consistent with the prior quarter.

• The Central Block and Sinaloa Graben areas contributed approximately 78% and 22%, respectively, of the total production during the quarter.

• During the quarter, a total of 13 drill rigs, consisting of three surface rigs and 10 underground rigs, completed 31,249 metres of drilling on the property, representing a 19% increase when compared to Q1 2024 (26,363 metres).

• The results of resource conversion and expansion drilling at San Dimas, published in Q2 2024, continued to delineate and further define known mineralization, and highlight the presence of new silver and gold mineralization (see the Company's News Release dated June 13, 2024).

La Encantada Silver Mine:

• During the quarter, La Encantada produced 585,329 silver ounces, representing a 28% increase compared to Q1 2024, primarily due to the identification of a new, reliable water source leading to an increase in ore processed for the quarter.

• The mill processed a total of 234,955 tonnes of ore with an average silver grade of 129 g/t, an increase of 27% and 5%, respectively, compared to Q1 2024.

• Silver recovery for the quarter achieved 60%, slightly lower from 62% in Q1 2024.

• Stope production from the new Beca Zone contributed 26,910 tonnes with average silver grades of 106 g/t.

• During the quarter, the 2024 exploration program commenced after securing the new water source with one surface drill rig completing 607 metres of drilling on the property.

OUTLOOK

The Company is updating its full year 2024 guidance to reflect the following changes:

  Improved metal price environment: the revised silver and gold price assumptions for the second half of 2024 are $28.00 and $2,300 per ounce.

  Strong production forecast at Santa Elena: management is increasing the Santa Elena production forecast to 9.2 to 9.6 million silver equivalent ounces, an increase of 14% (mid-point) compared to the original guidance.

  New water source at La Encantada: increased production forecast at La Encantada, with H2 production guidance forecasted to be 38% higher than H1 actuals, based on the mid-point of the updated guidance.

  Labour negotiations at San Dimas: management is assuming labour inefficiencies to continue throughout Q3 while negotiations are ongoing with the unionized workers and is planning for normalized production rates at San Dimas in Q4 2024.

As a result of these adjustments, our 2024 consolidated production guidance remains relatively unchanged at 21.4 to 22.6 (mid-point: 22.0) million AgEq ounces compared to the prior guidance of 21.1 to 23.5 (mid-point: 22.3) million AgEq ounces, with a slight increase in silver production offset by a slight decrease in gold production on a consolidated basis.

The Company is also providing updated guidance on a mine-by-mine basis for the second half of 2024.

GUIDANCE FOR SECOND HALF 2024

	Silver Oz (M)	Gold Oz (k)	Ag/Eq Oz (M)	Cash Cost	AISC
Operation:				($ per AgEq Oz)	($ per AgEq Oz)
Santa Elena, Mexico	0.6 - 0.7	45 - 50	4.3 - 4.8	12.71 - 13.33	15.55 - 16.42
San Dimas, Mexico	2.9 - 3.2	30 - 34	5.3 - 6.0	12.46 - 13.21	16.35 - 17.47
La Encantada, Mexico	1.4 - 1.5	-	1.4 - 1.5	19.54 - 20.62	23.83 - 25.36
Operations Total:	4.8 - 5.4	75 - 84	11.0 - 12.2	13.41 - 14.15	18.54 - 19.79
Corporate:				($ per AgEq Oz)	($ per AgEq Oz)
Corporate Charges	-	-	-	-	0.51 - 0.58
Total:				($ per AgEq Oz)	($ per AgEq Oz)
Consolidated	4.8 - 5.4	75 - 84	11.0 - 12.2	13.41 - 14.15	19.05 - 20.35

GUIDANCE FOR FULL YEAR 2024

	Silver Oz (M)	Gold Oz (k)	Ag/Eq Oz (M)	Cash Cost	AISC
Operation:				($ per AgEq Oz)	($ per AgEq Oz)
Santa Elena, Mexico	1.3 - 1.4	94 - 99	9.2 - 9.6	12.45 - 12.73	15.25 - 15.64
San Dimas, Mexico	5.2 - 5.5	56 - 59	9.8 - 10.4	14.17 - 14.69	18.69 - 19.45
La Encantada, Mexico	2.4 - 2.5	-	2.4 - 2.5	21.52 - 22.26	26.17 - 27.18
Operations Total:	8.9 - 9.5	150 - 158	21.4 - 22.6	14.25 - 14.68	19.73 - 20.45
Corporate:				($ per AgEq Oz)	($ per AgEq Oz)
Corporate Charges	-	-	-	-	0.63 - 0.67
Total:				($ per AgEq Oz)	($ per AgEq Oz)
Consolidated	8.9 - 9.5	150 - 158	21.4 - 22.6	14.25 - 14.68	20.36 - 21.12

1. Certain amounts shown may not add exactly to the total amount due to rounding differences.

2. Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods (see "Non-GAAP Financial Measures" below).

For the full year of 2024, the Company now estimates silver production will range between 8.9 to 9.5 million ounces compared to the prior guidance of 8.6 to 9.6 million ounces, a 1% increase on the mid-point average. Additionally, gold production is estimated to range between 150,000 to 158,000 ounces compared to the prior guidance of 150,000 to 167,000, a 3% decrease based on the mid-point average.

Annual cash costs are now expected to be within the range of $14.25 to $14.68 per ounce, slightly higher than the previous guidance of $13.69 to $14.46 per ounce, primarily due to a stronger than budgeted Mexican Peso in H1 combined with lower production from San Dimas.

The Company is projecting its consolidated 2024 AISC to be within a range of $20.36 to $21.12 on a per consolidated payable AgEq ounce basis, slightly higher than the original guidance range of $19.25 to $20.57 due to higher cash costs. Excluding non-cash items, the Company anticipates its 2024 AISC to be within a range of $19.57 to $20.27 per payable AgEq ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2024 ($ per AgEq Oz)
Total Cash Costs per Payable Equivalent Silver Ounce	14.25 - 14.68
General and Administrative Costs	1.58 - 1.67
Sustaining Development Costs	1.38 - 1.42
Sustaining Property, Plant and Equipment Costs	0.81 - 0.85
Profit Sharing	0.87 - 0.92
Lease Payments	0.68 - 0.72
Share-based Payments (non-cash)	0.63 - 0.68
Accretion of Reclamation Costs (non-cash)	0.16 - 0.17
All-In Sustaining Costs: (AgEq Oz)	20.36 - 21.12
All-In Sustaining Costs: (AgEq Oz excluding non-cash items)	19.57 - 20.27

1. AISC is a non-GAAP measure and is calculated based on the Company's consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of "sustaining costs" and the distinction between sustaining and expansionary capital costs.

2. For further details of these measures, including equivalent historical information, please see "Non-GAAP Measures" on pages 36-43 of the Company's Management's Discussion and Analysis for the first quarter of 2024, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

UPDATED CAPITAL BUDGET

In 2024, the Company now plans to invest a total of $136.4 million on capital expenditures consisting of $49.5 million for sustaining activities and $87.1 million for expansionary projects. This represents a 9% increase compared to the original 2024 capital expenditures guidance and is aligned with the Company's future growth strategy of increasing exploration and development activities at Santa Elena, San Dimas and Jerritt Canyon.

2024 Capital Guidance ($ Millions)	Sustaining	Expansionary	Total
Underground Development	31.2	43.3	74.5
Exploration	-	37.6	37.6
Property, Plant and Equipment	17.7	4.1	21.8
Corporate Projects	0.6	2.1	2.7
Total	49.5	87.1	136.4

1. Certain amounts shown may not add exactly to the total amount due to rounding differences.

Under the updated 2024 budget, the Company is planning to complete a total of approximately 34,304 metres of lateral underground development, representing an 11% increase on the original guidance. In addition, the Company is now planning to complete a total of approximately 211,600 metres of exploration drilling in 2024, representing a 12% increase compared to the original guidance. In the first half of 2024, the Company completed 14,836 metres of underground development drilling and 83,721 metres of exploration drilling.

CONFERENCE CALL DETAILS

The Company will host a conference call and webcast on Thursday, July 18, 2024, at 8:00 a.m. (PT) / 11:00 a.m. (ET) to provide investors and analysts with a business update and to discuss its second quarter production results and updated 2024 guidance.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	+1-844-763-8274
Outside of Canada & USA:	+1-647-484-8814
Toll-Free Germany:	+49-69-17415718
Toll-Free UK:	+44-20-3795-9972

Participants should dial in at least 10 minutes prior to the start of the call to ensure placement into the conference on time.

A live webcast of the call will be accessible through the "July 18, 2024 Webcast Link" on the First Majestic home page at www.firstmajestic.com. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA Toll-Free:	+1-877-344-7529
Canada Toll-Free:	+1-855-669-9658
Outside of Canada & USA:	+1-412-317-0088
Access Code:	5667555#

The telephone audio replay will be available for seven days following the end of the event.

Q2 2024 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its second quarter 2024 unaudited financial results, and announce the second quarter dividend payment, shareholder record, and payable dates on August 1, 2024.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, visit our website at www.firstmajestic.com.  You can contact us by e-mail at info@firstmajestic.com, or by telephone at 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce and all-in sustaining cost (or "AISC") per silver equivalent ounce. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference herein.

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the assumptions used by the Company for its updated 2024 production guidance; timing for the release of the Company's Q2 2024 unaudited financial results; timing for the announcement of the Company's second quarter dividend payment and the shareholder record and payable dates in connection with such dividend payment; future planning processes; commercial mining operations; budgets; the timing and amount of estimated future production, AISC and cash costs; costs and timing of development at the Company's projects; and; capital projects and exploration activities for 2024 and their possible results.  Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.